Exhibit 99.4
News release via Canada NewsWire, Calgary 403-269-7605
Attention Business Editors:
Petroflow Energy announces 2006 operational update and initial 2007 guidance
NOT FOR DISSEMINATION IN THE UNITED STATES OF AMERICA.
PETROFLOW ENERGY LTD.
(TSX:PEF)
          CALGARY, Feb. 28 /CNW/ — Petroflow Energy Ltd. (Petroflow) is pleased to announce current results of its Oklahoma drilling program. We are also pleased to provide our initial guidance for 2007.
OPERATIONAL UPDATE
          Oklahoma
          Petroflow has completed and put on production, eleven wells on its farmout property in Oklahoma. All wells are in the dewatering phase and have not reached their peak production rates. Current aggregate production on the eleven wells is 3833 mcfe per day net to our working interest or 642 BOE per day. Peak production rates on a well by well basis are expected to occur in the next three to nine months and are expected to average gross production of 900 mcfe per day per well for these eleven wells. Taking into account other working interest participants and the terms of the farmout wherein Petroflow pays 100% to earn 70%, Petroflow has an average working interest of approximately 58.5% in these eleven wells.
          Petroflow is currently drilling two additional wells on the farmout which are expected to be on production prior to March 31, 2007.
          Petroflow also has participated in three additional wells with a private company in Oklahoma. All three wells were successful with current aggregate production net to Petroflow of approximately 230 mcfe per day.
          Corporate
          Petroflow’s current production net to the company’s working interest is approximately 1100 BOE per day.
INITIAL 2007 GUIDANCE
          Initial 2007 Average Production Forecast
          Based on our budgeted 2007 capital expenditure plans, we have forecasted Petroflow’s 2007 average annual production at 1575 Boe/day net of recently announced sale of five producing wells in Oklahoma.
          Initial 2007 Cash Flow Guidance
          Based upon our initial average production forecast of 1575 Boe/day, a 2007 estimated WTI oil price of US$60/Bbl, and US$8.00 per mcf for gas, we project Petroflow will cash flow $9.8 million in 2007.
          Petroflow anticipates total 2007 capital expenditures of $61.2 million. Twenty seven horizontal wells are planned for our farmout property in Oklahoma in 2007. These wells are expected to go through a dewatering phase for three to twelve months after being put on production prior to reaching average peak production of 500 mcfe per day net to our average working interest. The majority of financing on this project is anticipated to be received from a combination of new equity issues, conventional debt and sale of underlying reserves.
          On our New Mexico project we anticipate drilling 13 additional wells in 2007.
          In Canada we intend to spend $6 million on exploratory capital projects. Petroflow continues to evaluate various avenues to raise additional capital. We have not budgeted any additional material capital expenditures at this time in light of the uncertainty in the financial markets. However we intend to pursue several additional potential opportunities when financing is available.
          Forward-Looking Statements
          This news release contains statements about oil and gas production and operating activities that may constitute “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions.
          Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Petroflow and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Petroflow’s operations or financial results, are included in Petroflow’s reports on file with Canadian securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management’s estimates or opinions change unless otherwise required under securities law.
          This announcement is not an offer to sell, or a solicitation of an offer to buy, Petroflow’s shares in the United States. Petroflow’s shares have not been and will not be registered under the U.S. Securities Act or any U.S. state securities laws and have not been and will not be offered or sold in the United States except in transactions exempt from the registration requirements of that Act and applicable U.S. state securities laws.
          BOEs derived by converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil (6 Mcf: 1 bbl). BOEs may be misleading, particularly if used in isolation. A BOE conversion ratio of 6 Mcf: 1 bbl is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.
The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this news release.
%SEDAR: 00003294E
          For further information: John Melton, President and Chief Executive Officer at (504) 453-2926; Duncan Moodie, Chief Financial Officer at (403) 539-4311 (PEF).
CO: Petroflow Energy Ltd.
CNW 19:55e 28-FEB-07